Exhibit 99.1

ICON Reports Fourth Quarter and Full Year 2025 Results
and Provides Outcome of Audit Committee Investigation

Highlights

•Quarter four revenue was $2,112.5 million. Full year revenue was $8,251 million.

•Quarter four adjusted EBITDA of $327.1 million or 15.5% of revenue; full year adjusted EBITDA of $1,530.7 million or 18.6% of revenue.

•GAAP net income for the quarter of $149.2 million or $1.93 per diluted share. Full year GAAP net income of $229.3 million or $2.90 diluted earnings per share. Quarter four adjusted net income of $195.1 million or $2.52 diluted earnings per share; full year adjusted net income of $989.8 million or $12.53 diluted earnings per share.

•Net business wins in the quarter of $2,868 million; a net book to bill ratio of 1.36. Full year net business wins of $9,033 million; a net book to bill of 1.09. Strong bookings momentum with quarter four gross business wins of $3,233 million and cancellations of $365 million.

•Net debt balance of $2.8 billion at December 31, 2025 with net debt to adjusted EBITDA ratio of 1.8x.

•Free cash flow of $862.0 million for 2025.

•The Audit Committee's investigation into certain accounting practices is complete.

•The Company is restating its consolidated financials to reflect that revenue was overstated by 0.8% of total revenue in full year 2023, and by 1.1% of total revenue in full year 2024. There was no impact on customers, operations, or cash flow.

•Independent from the investigation, management has amended policies and methodologies on cancellations and backlog recognition to provide enhanced visibility into metrics that are relevant to assess current and future financial performance.

•2026 full-year financial guidance issued with revenue expected in the range of $7,850 - $8,150 million and adjusted diluted earnings per share expected in the range of $10.00 - $11.00. Adjusted diluted earnings per share to exclude amortization, stock-based compensation, foreign currency gains and losses, restructuring, transaction, integration-related and other adjustments, transaction-related financing costs, fair value movement on investments in equity, goodwill impairment, impairment of non-financial assets and their related taxation effect.

Dublin, Ireland, May 27, 2026 – ICON plc (NASDAQ: ICLR), a world-leading clinical research organization, today reported its financial results for the fourth quarter and full year 2025, and announced the outcome of its investigation by the Audit Committee of the Board of Directors into certain accounting practices.

CEO, Mr. Barry Balfe commented, “ICON demonstrated continued commercial momentum through the fourth quarter, underpinned by disciplined execution against our strategic priorities. We achieved notably strong net bookings, with gross awards strengthening, cancellations normalizing and forward-looking indicators encouraging. Our competitive position remains very strong, with established partnerships continuing to deliver, while newer relationships are maturing and increasingly contributing to results. Importantly, the demand environment is also improving, supported by strengthening biotech funding and sustained large pharma investment.

I am also pleased that we have concluded the investigation into certain accounting practices. We identified the issues, rigorously investigated them and are actively building a stronger control environment. This will remain a priority for me, for our Board and for the broader leadership team.

Looking ahead, ICON retains a positional advantage in the drug development industry. Our leading scale, capabilities and customer base are augmented by our strategic investments in differentiated agentic technologies. While near-term financial performance will reflect the headwinds identified in 2025, increasing commercial momentum and a maturing portfolio of strategic partnerships point to sustainable growth into 2027 and beyond."

Fourth Quarter 2025 Results

In quarter four 2025, gross bookings were $3,233 million with cancellations of $365 million. This resulted in net business wins of $2,868 million and a book to bill of 1.36.

Revenue for the fourth quarter was $2,112.5 million. This represents an increase of 2.5% on prior year revenue or 1.1% on a constant currency basis.

GAAP net income was $149.2 million, resulting in diluted earnings per share of $1.93 in quarter four 2025, compared to diluted earnings per share of $3.58 in quarter four 2024, a decrease of 46.1% year over year. Adjusted net income for the quarter was $195.1 million, resulting in adjusted diluted earnings per share of $2.52 compared to $3.86 per share for the fourth quarter 2024.

Adjusted EBITDA for the fourth quarter was $327.1 million or 15.5% of revenue.

The effective tax rate on adjusted net income in quarter four 2025 was 19.0%.

Cash generated from operating activities for the quarter was $234.2 million. During the quarter, $59.3 million was spent on capital expenditure. Additionally, $7.4 million of Term Loan B payments were made during the quarter. At December 31, 2025, the Group had cash and cash equivalents of $647.3 million, compared to cash and cash equivalents of $468.9 million at September 30, 2025 and $538.8 million at December 31, 2024. Net indebtedness as at December 31, 2025 was $2.8 billion.

Backlog Reporting Enhancements

The Company has decided to adjust how it calculates and presents cancellations and its backlog. The changes implemented are intended to provide enhanced visibility into reported metrics that are relevant to assess current and future performance of the business.

Effective October 1, 2025, ICON modified its cancellations policy, such that reported quarterly cancellation amounts now reflect in-period cancellation notifications from customers, in addition to studies that have been inactive, or identified by management as at-risk for cancellation. There is no change to ICON's treatment of awards and their recognition into backlog.

These policy changes resulted in an adjustment to reported backlog of $3.9 billion, resulting in an updated backlog value of $21.1 billion, as of October 1, 2025.

Full Year 2025 Results and 2026 Guidance

Gross business wins were $11,867 million and cancellations were $2,834 million, as determined under the new policy. This resulted in net business wins of $9,033 million and a book to bill of 1.09. As of December 31, 2025, under the new methodology, total backlog was $21.8 billion.

Full year revenue was $8,251.3 million. This represents a year on year increase of 0.8% or 0.1% on a constant currency basis.

GAAP net income was $229.3 million, resulting in $2.90 diluted earnings per share compared to $8.90 per share for the equivalent prior year period, representing a decrease of 67.4%. Adjusted net income was $989.8 million, resulting in an adjusted diluted earnings per share of $12.53 compared to $13.37 per share for the equivalent prior year period. This represents a decrease of 6.3%.

Adjusted EBITDA was $1,530.7 million or 18.6% of revenue, a year on year decrease of 8.4%.

The effective tax rate on adjusted net income in 2025 was 16.9%.

Cash generated from operating activities in 2025 was $1,036.2 million. $174.2 million was spent on capital expenditure. $750.0 million worth of stock was repurchased at an average price of $167 per share. Additionally, $29.8 million of Term Loan B payments were made.

The Company is issuing full-year financial guidance for 2026 with revenue expected in the range of $7,850 - $8,150 million, and adjusted diluted earnings per share expected in the range of $10.00 - $11.00.
Conclusion of Investigation and Restatement of Financial Statements
The Audit Committee of the Board of Directors has completed its previously announced investigation into certain accounting practices and controls, initiated following concerns reported through Company management.
The investigation primarily focused on revenue recognition practices and concluded that improper adjustments were made to the clinical trial services revenue of the Company from the third quarter of 2023 to the fourth quarter of 2024, which impacted the timing of revenue recognition. The Company also identified errors in determining the estimated cost to complete, the assessment of realizable value, and certain manual adjustments in respect of clinical trial services revenue contracts during 2023, 2024 and 2025. The Company also identified issues with the presentation of unbilled and unearned revenue, where contract assets and liabilities eligible for offset were not fully identified.

As described in the Form 20-F, the Company has concluded that revenue was overstated by $65.3 million for the year ended December 31, 2023 (0.8% total revenue) and by $92.7 million for the year ended December 31, 2024 (1.1% of total revenue). As part of the investigation, ICON identified material weaknesses in its internal control over financial reporting. The Company’s entity level controls, including the tone from management, were insufficient to enforce the monitoring and maintenance of a proper environment for effective internal control over financial reporting. Management did not design and operate effective internal controls to prevent material errors to revenue and related accounts.
The Company’s current management, under the oversight of the Audit Committee, is committed to remediating the material weaknesses identified above, fostering continuous improvement in internal controls and enhancing its overall internal control environment. The Company’s remediation plan includes enhancements in relation to four key areas: oversight of control environment, policies and procedures, training and internal controls over manual adjustments.
The 2025 Annual Report on Form 20-F contains additional details regarding the material weaknesses and actions the Company have taken and continue to take to remediate the identified material weaknesses.
Board of Directors Update

The Company also announced that Mr. Kevin Egan and Mr. Jeff Elliott will join ICON's Board of Directors, effective June 1, 2026 and that Dr. Steve Cutler resigned from the Board effective May 21, 2026.

Mr. Kevin Egan brings a wealth of experience, notably in auditing, after completing a 37-year career in public auditing, including leading PwC Ireland's audit and assurance practice from 2007 - 2015. He also currently serves as non-executive director and Chair of the Audit Committee at Perrigo plc.

Mr. Jeff Elliott also brings a significant amount of expertise and financial depth, from previous leadership and operational roles. He was Chief Financial Officer of Exact Sciences Corp. from 2016 to 2024, and also served as Chief Operating Officer from 2021 to 2023. Prior to his roles at Exact Sciences, Jeff was a senior equity research analyst covering healthcare companies at Robert W. Baird & Co. Additionally, Jeff currently serves as non-executive director on the Boards of Quanterix, Inc. and Sera Prognostics.

Mr. Ciaran Murray, Chairman of the Board, commented, "The Board of ICON is committed to the highest standards of corporate governance and is satisfied that the investigation into certain accounting practices conducted by the Audit Committee on the Board's behalf is complete. A remediation plan to address control weaknesses has been developed by Management and its implementation will be subject to oversight by the Audit Committee. I am also pleased to announce the appointment of Mr. Kevin Egan and Mr. Jeff Elliott to the Board effective June 1, 2026. Their extensive knowledge and expertise across financial-related matters, as well as experience in the healthcare industry, will serve to further strengthen the Board's support of ICON's long-term strategy and growth ambition."
Conference Call Details

ICON will hold a conference call on May 28, 2026 at 08:00 EDT [13:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

Other Information

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained herein are forward-looking statements. All statements other than statements of historical fact are forward-looking. Examples of forward-looking statements include, but are not limited to, statements regarding the following: anticipated financial results for 2026; the remediation of material weaknesses in the Company's internal control over financial reporting and the implementation of the Company's corrective action plan; the Company's expectations regarding business momentum, demand trends, commercial performance and competitive position; and the Company's expectations with respect to its long-term value creation and growth. You can identify many forward-looking statements by words such as “aims,” “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “focused,” “guidance,” “intends,” “look,” “may,” “opportunities,” “plans,” “position,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and other similar expressions and the negatives of such expressions. However, not all forward-looking statements contain these words. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. Actual results may differ materially from those stated or implied by forward-looking statements due to risks and uncertainties associated with the Company's business, and forward-looking statements are not guarantees of future performance. Such risks and uncertainties include, but are not limited to: dependence on the pharmaceutical industry and certain clients; the need to regularly win projects and then to execute them efficiently and correctly; the challenges presented by rapid growth; competition and the continuing consolidation of the industry; the impact of market conditions on demand for the Company's services; risks related to the Company’s ability to execute on its commercial strategy and maintain relationships with large pharmaceutical customers; risks relating to the Company's strategic partnerships; the dependence on certain key executives; changes in the regulatory environment; exchange rate fluctuations; inflation and rising labor costs; the risk that material weaknesses in the Company's internal control over financial reporting are not remediated on the timeline expected or at all; the risk that the remediation measures and the corrective action plan do not adequately address the identified material weaknesses; and other factors, including those factors described in the section entitled “Risk Factors” of our Annual Report on Form 20-F most recently filed with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise, except to the extent required by law.

Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including adjusted EBITDA, adjusted net income and adjusted diluted earnings per share and free cash flow. Adjusted EBITDA excludes stock-based compensation, foreign currency gains and losses, restructuring, transaction, integration-related and other adjustments, fair value movement on investments in equity, and goodwill impairment, impairment of non-financial assets. Adjusted net income and adjusted diluted earnings per share exclude amortization, stock-based compensation, foreign currency gains and losses, restructuring, transaction, integration-related and other adjustments, transaction-related financing costs, fair value movement on investments in equity, goodwill impairment, impairment of non-financial assets and their related taxation effect. Free cash flow reflects cash generated from operating activities less capital expenditure. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

*Our full-year 2026 guidance adjusted diluted earnings per share measures are provided on a non-GAAP basis without a reconciliation to the most directly comparable GAAP measure because the Company is unable to predict with a reasonable degree of certainty certain items contained in the measures without unreasonable efforts. For the same reasons, the Company is unable to address the probable significance of the unavailable information.

ICON plc is a world-leading clinical research organization. Offering deep operational and medical expertise we accelerate innovation, driving emerging therapies forward to improve patient outcomes. From molecule to medicine, we deliver integrated consulting, clinical development, commercialization and post-marketing solutions to pharmaceutical, biotechnology, medical device, government and public health organizations worldwide. With headquarters in Dublin, Ireland, ICON employed approximately 40,100 employees in 97 locations in 55 countries as at December 31, 2025. For further information about ICON, visit: www.iconplc.com.

Source: ICON plc
Contact: Investor Relations +1 888 381 7923
Nigel Clerkin Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923

All at ICON
ICON/ICLR-F

ICON plc
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024 AND DECEMBER 31, 2023
(UNAUDITED)

	Three Months Ended December 31			Year ended December 31,
	2025	2024 (As Restated)	2023 (As Restated)	2025	2024 (As Restated)	2023 (As Restated)
	(in thousands, except share and per share data)

Revenue	$2,112,517	$2,061,867	$2,040,603	$8,251,340	$8,188,990	$8,054,926

Costs and expenses:
Direct costs	1,631,779	1,429,127	1,442,117	6,075,746	5,818,061	5,706,187
Selling, general and administrative	179,700	151,445	195,560	780,139	728,348	768,559
Depreciation and amortization	90,290	96,655	149,733	382,996	488,500	585,950
Transaction and integration related	6,128	7,907	9,660	25,269	29,574	44,176
Restructuring	(3,227)	46,334	—	79,069	92,123	45,390
Goodwill impairment	—	—	—	364,248	—	—
Impairment of non-financial assets	—	—	—	101,027	—	—
Total costs and expenses	1,904,670	1,731,468	1,797,070	7,808,494	7,156,606	7,150,262

Income from operations	207,847	330,399	243,533	442,846	1,032,384	904,664
Interest income	1,492	3,008	1,720	7,109	8,609	5,014
Interest expense	(49,487)	(51,429)	(81,034)	(197,490)	(237,237)	(336,699)

Income before income tax (expense) / benefit	159,852	281,978	164,219	252,465	803,756	572,979
Income tax (expense) / benefit	(10,658)	12,767	19,166	(23,126)	(64,630)	(18,388)

Income before share of earnings from equity method investments	149,194	294,745	183,385	229,339	739,126	554,591
Share of equity method investments	—	—	—	—	—	(383)
Net income	$149,194	$294,745	$183,385	$229,339	$739,126	$554,208

Net income per ordinary share:

Basic	$1.95	$3.60	$2.23	$2.92	$8.96	$6.75
Diluted	$1.93	$3.58	$2.21	$2.90	$8.90	$6.70

Weighted average number of ordinary shares outstanding:

Basic	76,522,983	81,785,620	82,399,478	78,423,675	82,482,764	82,101,813
Diluted	77,307,279	82,236,018	83,112,757	78,965,385	83,032,424	82,717,640

ICON plc
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2025 AND DECEMBER 31, 2024 AND DECEMBER 31, 2023
(UNAUDITED)

	December 31, 2025	December 31, 2024 (As Restated)	December 31, 2023 (As Restated)
ASSETS	(in thousands)
Current assets:
Cash and cash equivalents	$647,295	$538,785	$378,102
Available for sale investments	—	—	1,954
Accounts receivable, net of allowance for credit losses	1,474,898	1,392,764	1,764,404
Unbilled revenue	1,096,592	1,040,174	853,581
Other receivables	116,750	79,487	65,797
Prepayments and other current assets	105,316	140,435	132,105
Income taxes receivable	60,824	83,523	91,254
Total current assets	$3,501,675	$3,275,168	$3,287,197

Non-current assets:
Property, plant and equipment, net	395,724	382,879	361,184
Goodwill	8,731,689	9,051,410	9,022,075
Intangible assets, net	3,247,118	3,559,792	3,855,865
Operating right-of-use assets	128,948	147,602	140,333
Other receivables	75,707	72,796	78,470
Income taxes receivable	—	11,395	—
Deferred tax asset	106,871	75,832	72,855
Investments in equity	82,050	57,948	46,804
Total Assets	$16,269,782	$16,634,822	$16,864,783

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$192,117	$173,025	$131,584
Unearned revenue	1,550,471	1,467,671	1,566,464
Other liabilities	904,826	909,776	908,151
Income taxes payable	18,999	55,258	13,968
Current bank credit lines, loan facilities and notes	529,762	29,762	110,150
Total current liabilities	$3,196,175	$2,635,492	$2,730,317

Non-current liabilities:
Non-current bank credit lines, loan facilities and notes, net	2,872,616	3,396,398	3,665,439
Lease liabilities	117,122	140,085	126,321
Non-current other liabilities	72,807	82,718	45,246
Non-current income taxes payable	103,251	127,544	187,706
Deferred tax liability	714,427	811,231	898,308
Commitments and contingencies	—	—	—
Total Liabilities	$7,076,398	$7,193,468	$7,653,337

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
76,567,325 shares issued and outstanding at December 31, 2025, (2024: 80,756,860 and 2023: 82,495,086)	6,305	6,586	6,699
Additional paid-in capital	7,131,956	7,020,231	6,942,669
Other undenominated capital	1,606	1,304	1,162
Accumulated other comprehensive loss	(68,534)	(229,929)	(143,506)
Retained earnings	2,122,051	2,643,162	2,404,422
Total Shareholders' Equity	$9,193,384	$9,441,354	$9,211,446
Total Liabilities and Shareholders' Equity	$16,269,782	$16,634,822	$16,864,783

ICON plc
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024 AND DECEMBER 31, 2023
(UNAUDITED)

	Year ended December 31,
	2025	2024 (As Restated)	2023 (As Restated)
	(in thousands)
Cash flows provided by operating activities:
Net income	$229,339	$739,126	$554,208

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	382,996	488,500	585,950
Goodwill impairment	364,248	—	—
Impairment of non-financial assets	101,027	—	—
Impairment of operating right-of-use assets and related property, plant and equipment	3,683	15,731	8,686
Reduction in carrying value of operating right-of-use assets	36,116	39,787	41,546
Loss on equity method investments	—	—	383
Acquisition-related gain	—	—	(6,160)
Amortization of financing costs and debt discount	5,980	23,533	16,402
Stock compensation expense	102,041	45,870	55,667
Deferred tax benefit	(128,919)	(102,886)	(85,388)
Unrealized foreign exchange movements	26,464	6,911	19,706
Other non-cash items	11,333	31,900	24,332
Changes in operating assets and liabilities:
Accounts receivable	(108,213)	332,616	(57,378)
Unbilled revenue	(61,109)	(192,176)	118,328
Unearned revenue	68,516	(96,787)	46,523
Other net assets	2,703	(45,473)	(161,778)
Net cash provided by operating activities	1,036,205	1,286,652	1,161,027

Cash flows used in investing activities:
Purchase of property, plant and equipment	(174,214)	(168,060)	(140,692)
Purchase of subsidiary undertakings (net of cash acquired)	(2,537)	(84,159)	(71,766)
Movement of available for sale investments	—	—	(241)
Proceeds from investments in equity	9,089	2,690	—
Purchase of investments in equity	(19,871)	(17,261)	(13,954)
Net cash used in investing activities	(187,533)	(266,790)	(226,653)

Cash flows used in financing activities:
Debt issue costs	(750)	(12,679)	—
Drawdown of credit lines and loan facilities	50,000	2,317,480	370,000
Repayment of credit lines and loan facilities	(79,762)	(2,677,763)	(1,265,000)
Proceeds from exercise of equity compensation	9,724	36,187	50,973
Share issue costs	(19)	(22)	(16)
Repurchase of ordinary shares	(750,000)	(499,998)	—
Share repurchase costs	(450)	(388)	—
Net cash used in financing activities	(771,257)	(837,183)	(844,043)

Effect of exchange rate movements on cash	31,095	(21,996)	(997)
Net increase in cash and cash equivalents	108,510	160,683	89,334
Cash and cash equivalents at beginning of period	538,785	378,102	288,768
Cash and cash equivalents at end of period	$647,295	$538,785	$378,102

ICON plc
RECONCILIATION OF NON-GAAP MEASURES
FOR EACH QUARTER AND TWELVE MONTHS ENDED DECEMBER 31, 2025
(UNAUDITED)

	Three Months Ended				Year Ended
	March 31, 2025 (As Restated)	June 30, 2025 (As Restated)	September 30, 2025 (As Restated)	December 31, 2025	December 31, 2025
	(in thousands, except share and per share data)

Adjusted EBITDA
Net income	$160,812	$203,516	$(284,183)	$149,194	$229,339
Income tax expense / (benefit)	20,351	(20,674)	12,791	10,658	23,126
Net interest expense	45,807	48,097	48,482	47,995	190,381
Depreciation and amortization	95,958	97,718	99,030	90,290	382,996
Stock-based compensation expense (a)	12,294	15,433	46,191	30,612	104,530
Foreign currency losses / (gains), net (b)	18,095	24,015	(6,860)	4,061	39,311
Restructuring (c)	39,346	42,950	—	(3,227)	79,069
Transaction, integration related and other (d)	5,404	6,717	7,020	12,626	31,767
Fair value movement on investments in equity (f)	—	—	—	(15,108)	(15,108)
Goodwill impairment (g)	—	—	364,248	—	364,248
Impairment of non-financial assets (h)	—	—	101,027	—	101,027
Adjusted EBITDA	$398,067	$417,772	$387,746	$327,101	$1,530,686

Adjusted net income and adjusted diluted net income per Ordinary Share
Net income	$160,812	$203,516	$(284,183)	$149,194	$229,339
Income tax expense / (benefit)	20,351	(20,674)	12,791	10,658	23,126
Amortization	58,946	59,057	58,688	50,529	227,220
Stock-based compensation expense (a)	12,294	15,433	46,191	30,612	104,530
Foreign currency losses / (gains), net (b)	18,095	24,015	(6,860)	4,061	39,311
Restructuring (c)	39,346	42,950	—	(3,227)	79,069
Transaction, integration related and other (d)	5,404	6,717	7,020	12,626	31,767
Transaction-related financing costs (e)	1,465	1,506	1,499	1,510	5,980
Fair value movement on investments in equity (f)	—	—	—	(15,108)	(15,108)
Goodwill impairment (g)	—	—	364,248	—	364,248
Impairment of non-financial assets (h)	—	—	101,027	—	101,027
Adjusted tax expense (i)	(51,941)	(52,206)	(50,771)	(45,762)	(200,680)
Adjusted net income	$264,772	$280,314	$249,650	$195,093	$989,829

Diluted weighted average number of Ordinary Shares outstanding	80,924,355	79,547,444	78,082,459	77,307,279	78,965,385

Adjusted diluted net income per Ordinary Share	$3.27	$3.52	$3.20	$2.52	$12.53

ICON plc
RECONCILIATION OF NON-GAAP MEASURES
FOR EACH QUARTER AND TWELVE MONTHS ENDED DECEMBER 31, 2024
(UNAUDITED)

	Three Months Ended							Year Ended
	March 31, 2024 (As Restated)		June 30, 2024 (As Restated)		September 30, 2024 (As Restated)		December 31, 2024 (As Restated)	December 31, 2024 (As Restated)
	(in thousands, except share and per share data)

Adjusted EBITDA
Net income	$148,337		$82,776		$213,268		$294,745	$739,126
Income tax expense / (benefit)	24,376		14,589		38,432		(12,767)	64,630
Net interest expense	69,735		59,603		50,869		48,421	228,628
Depreciation and amortization	149,181	—	149,635	—	93,029	—	96,655	488,500
Stock-based compensation expense (a)	13,181		14,964		13,038		4,687	45,870
Foreign currency (gains) / losses, net (b)	(10,814)		3,340		19,434		(30,045)	(18,085)
Restructuring (c)	—		45,789		—		46,334	92,123
Transaction and integration related (d)	6,991		6,820		7,856		7,907	29,574
Adjusted EBITDA	$400,987		$377,516		$435,926		$455,937	$1,670,366

Adjusted net income and adjusted diluted net income per Ordinary Share
Net income	$148,337		$82,776		$213,268		$294,745	$739,126
Income tax expense / (benefit)	24,376		14,589		38,432		(12,767)	64,630
Amortization	116,498		116,489		58,026		59,278	350,291
Stock-based compensation expense (a)	13,181		14,964		13,038		4,687	45,870
Foreign currency (gains) / losses, net (b)	(10,814)		3,340		19,434		(30,045)	(18,085)
Restructuring (c)	—		45,789		—		46,334	92,123
Transaction and integration related (d)	6,991		6,820		7,856		7,907	29,574
Transaction-related financing costs (e)	3,907		16,697		1,462		1,467	23,533
Adjusted tax expense (i)	(52,933)		(52,756)		(56,946)		(54,254)	(216,889)
Adjusted net income	$249,543		$248,708		$294,570		$317,352	$1,110,173

Diluted weighted average number of Ordinary Shares outstanding	83,249,303		83,360,841		83,445,827		82,236,018	83,032,424

Adjusted diluted net income per Ordinary Share	$3.00		$2.98		$3.53		$3.86	$13.37

ICON plc
RECONCILIATION OF NON-GAAP MEASURES
FOR EACH QUARTER AND TWELVE MONTHS ENDED DECEMBER 31, 2023
(UNAUDITED)

	Three Months Ended							Year Ended
	March 31, 2023 (As Restated)		June 30, 2023 (As Restated)		September 30, 2023 (As Restated)		December 31, 2023 (As Restated)	December 31, 2023 (As Restated)
	(in thousands, except share and per share data)

Adjusted EBITDA
Net income	$108,877		$108,045		$153,901		$183,385	$554,208
Share of losses from equity method investments	383		—		—		—	383
Income tax expense / (benefit)	12,904		8,266		16,384		(19,166)	18,388
Net interest expense	85,479		84,257		82,635		79,314	331,685
Depreciation and amortization	145,126	—	145,059	—	146,032	—	149,733	585,950
Stock-based compensation expense (a)	14,759		16,598		16,465		7,845	55,667
Foreign currency losses / (gains), net (b)	1,338		903		(4,706)		15,381	12,916
Oncacare (gain) (j)	—		(6,160)		—		—	(6,160)
Restructuring (c)	9,729		35,661		—		—	45,390
Transaction and integration related (d)	11,382		12,701		10,433		9,660	44,176
Adjusted EBITDA	$389,977		$405,330		$421,144		$426,152	$1,642,603

Adjusted net income and adjusted diluted net income per Ordinary Share
Net income	$108,877		$108,045		$153,901		$183,385	$554,208
Income tax expense / (benefit)	12,904		8,266		16,384		(19,166)	18,388
Amortization	114,678		114,617		114,573		115,986	459,854
Stock-based compensation expense (a)	14,759		16,598		16,465		7,845	55,667
Foreign currency losses / (gains), net (b)	1,338		903		(4,706)		15,381	12,916
Restructuring (c)	9,729		35,661		—		—	45,390
Oncacare (gain) (j)	—		(6,160)		—		—	(6,160)
Transaction and integration related (d)	11,382		12,701		10,433		9,660	44,176
Transaction-related financing costs (e)	4,498		3,401		4,587		3,916	16,402
Adjusted tax expense (i)	(45,897)		(44,693)		(47,369)		(62,450)	(200,409)
Adjusted net income	$232,268		$249,339		$264,268		$254,557	$1,000,432

Diluted weighted average number of Ordinary Shares outstanding	82,605,659		82,627,933		82,972,888		83,112,757	82,717,640

Adjusted diluted net income per Ordinary Share	$2.81		$3.02		$3.18		$3.06	$12.09

(a)Stock-based compensation expense represents the amount of expense related to the Company’s equity compensation programs (inclusive of employer related taxes).
(b)Foreign currency (gains) / losses, net relates to losses or gains that arise in connection with the revaluation, or settlement, of non-US dollar denominated assets and liabilities. We exclude these losses and gains from adjusted EBITDA and adjusted net income because fluctuations from period-to-period do not necessarily correspond to changes in our operating results.
(c)Restructuring relates to charges incurred in connection with the Company's realignments of its workforce, with the elimination of redundant positions as well as reviewing its global office footprint and optimizing its locations to best fit the requirements of the Company.
(d)Transaction, integration related and other costs include expenses associated with our acquisitions and any other costs incurred directly related to the integration of these acquisitions. Further, costs incurred in quarter four 2025 relating to the Investigation, including out of scope audit fees resulting from the impact of the investigation, and in defense of the Putative Class Action are classified within this category.
(e)Transaction-related financing costs includes costs incurred in connection with changes to our long-term debt and amortization of financing fees. We exclude these costs from adjusted EBITDA and adjusted net income because they result from financing decisions rather than from decisions made related to our ongoing operations.
(f)Fair value movement on investments in equity. We exclude these movements from adjusted EBITDA and adjusted net income because fluctuations from period-to-period do not necessarily correspond to changes in our operating results.
(g)Goodwill impairment relates to an impairment of goodwill allocated to the Company's Data Solutions reporting unit.
(h)Impairment of non-financial assets relates to an impairment of the carrying amount of the property, plant and equipment and intangible assets of the Company's Data Solutions reporting unit.
(i)Represents the tax effect of adjusted pre-tax income at our estimated effective tax rate.
(j)On April 20, 2023, the Company completed the purchase of the majority investor’s 51% majority voting share capital of Oncacare Limited (“Oncacare”). This gave rise to an acquisition-related gain of $6.2 million. This gain was excluded from adjusted EBITDA and adjusted net income.

ICON plc

Contact:	Investor Relations +1 888 381 7923
Nigel Clerkin Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923
http://www.iconplc.com